Exhibit 12

H. J. Heinz Company and Subsidiaries

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended
	April 30,	May 2,	May 3,	April 27,	April 28,
	2008	2007	2006	2005	2004
	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)

Fixed Charges:
Interest expense(a)	$372,050	$340,432	$323,269	$238,069	$217,595
Capitalized interest	—	—	—	—	—
Interest component of rental expense	30,949	30,287	30,184	29,074	30,753

Total fixed charges	$402,999	$370,719	$353,453	$267,143	$248,348

Earnings:
Income from continuing operations before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$1,229,624	$1,138,938	$701,938	$999,425	$1,072,089
Add: Interest expense(a)	372,050	340,432	323,269	238,069	217,595
Add: Interest component of rental expense	30,949	30,287	30,184	29,074	30,753
Add: Amortization of capitalized interest	1,408	2,793	1,818	2,012	1,924

Earnings as adjusted	$1,634,031	$1,512,450	$1,057,209	$1,268,580	$1,322,361

Ratio of earnings to fixed charges	4.05	4.08	2.99	4.75	5.32

(a)	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.